

May 7, 2013

Via E-mail
John A. Kraeutler
Chief Executive Officer
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, OH 45244

     Re: Meridian Bioscience, Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2012
              Filed November 29, 2012
              File No. 000-14902

Dear Mr. Kraeutler,

     We have reviewed your April 17, 2013 response to our April 5, 2013 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

     After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes To Consolidated Financial Statements
(1) Summary of Significant Accounting Policies
(i) Revenue Recognition, page 57

1. Regarding your response to our prior comment one:

    - With respect to the first bullet, please provide proposed revisions to your disclosure to be included in future filings stating when revenue for instrument and instrument accessories is recognized for markets outside of the United States. In addition disclose your sales model for sales outside of the United States similar to what was provided in your March 5, 2013 response letter which indicated that in markets where the test system is not sold via multiple deliverable arrangements, the independent distributor purchases from you and inventories the illumipro-10™ instruments, instrument accessories and test kits.

- You state "The <u>primary</u> deliverables are an instrument, instrument accessories (e.g., key board, printer) and test kits." ASC 605-25-50-2b requires disclosure of all significant deliverables within an arrangement. Please provide proposed revisions to your disclosure to be included in future filings clarifying, if true, that these deliverables are the significant deliverables. If there are additional deliverables, please tell us what they are and your accounting for each one.
- Disclose, if true, that the average contract period plus estimated contract renewals is at least equal to the three-year mechanical useful life of the instrument and instrument accessories used to amortize their deferred cost. If not true, tell us why three years is an appropriate period to amortize the costs.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant